Filer: The Stanley Works
                                                  Pursuant to Rule 425 under
                                                  the Securities Act of 1933
                                                and deemed filed pursuant to
                        Rule 14a-12(b) under Securities Exchange Act of 1934
                                          Subject Company: The Stanley Works
                                                 Commission File No.: 1-5224
                                      Registration Statement No.:  333-82382





[Stanley Logo]                      John M. Trani
                                     Chairman & CEO


Date:  April, 2002


To Stanley U.S. 401(k) Plan Participants:

As you know, on February 7 our Board of Directors unanimously approved a plan to change Stanley's place of incorporation from Connecticut to Bermuda. I firmly believe this a proper and prudent business decision that is in the best interests of Stanley shareholders, employees and communities. This is one of the most important strategic initiatives undertaken in Stanley's proud history--certainly in my tenure as CEO--and I'm writing to ask each of you for your support.

Much has been said about this proposal and several negative assertions have been made--many in the media--regarding this business transaction. I would like to address these directly and set the record straight:

>> We believe that the reincorporation will level the playing field between Stanley and its foreign competitors. The reincorporation is intended to reduce Stanley's global tax rate, provide greater cash flow and strengthen Stanley's worldwide competitive position. The reincorporation WILL NOT eliminate Stanley's payment of U.S. income taxes. In fact, our objective is to grow the Company which would generate MORE TAXES. After the reincorporation The Stanley Works will continue to accrue and pay U.S. income tax, which is expected to be about $60 million at our current sales volume. In the future we estimate that each $2 increase in our stock price should generate over $30 million in additional U.S. tax revenue. Our goal is to continue rewarding our shareholders with higher stock prices. When this happens, wealth is created; tax revenue is generated; and everybody wins.

>> We believe that the reincorporation is a proper and prudent business decision. The tax treatment of this transaction is provided for under Sections 367 and 1248 of the Internal Revenue Code. Corresponding regulations were written and placed into law a few years ago. Since the new regulations, other companies have completed transactions similar to the one Stanley is pursuing.

         Remember that even today, at long-term capital gains tax values, 80% of every dollar of share price appreciation goes to the shareowners and a maximum 20% to the US government. That will not change.

         The shareowners own the corporation and pay taxes through it (corporate tax) and individually (dividends and capital gains). Through growing earnings both the shareowners and government benefit as the stock price appreciation adds to everyone's wealth.

>> Employment levels will not be affected nor will day-to-day operations change, and Stanley's headquarters will remain in the U.S.

Your 401(k) holdings will not be affected. We urge you to consult your tax advisor regarding the tax consequences of the reincorporation to you.

Enclosed is the 2001 Stanley Annual Report and Proxy Statement which describes in detail the proposed reincorporation. Please familiarize yourself with these documents as you are a key stakeholder in the company, and take the time to cast your vote by completing the attached proxy card. This proposal is subject to the approval of the holders of two-thirds of our outstanding shares, and we need your support to meet this threshold - every vote counts. If you do not vote, that counts as a "no" vote . . . so PLEASE VOTE.

In summary, we expect that the reincorporation will enable us to reduce our global effective tax rate from its current 32% to within the range of 23% to 25%, thereby providing us with increased cash flow and greater operational flexibility. In the long-term, by reducing our tax expenses, we hope to use our increased cash flow to promote the stability and growth of The Stanley Works as a whole. Achieving that objective is key to increasing the share price.

The decision to reincorporate is one example of many improvements made at Stanley in recent years. The overriding goal is to create the most competitive tool and hard goods manufacturer on earth. We will be a company that will continue to meet its obligations to its communities, shareholders, customers and employees for years to come.

Thanks for your support of this very important strategic initiative. If you have any questions or would like to discuss this further, you may do so by contacting Herschel Herndon, Director, Stanley Internal Communications via e-mail hherndon@stanleyworks.com or phone +1.860.827.3549. Alternatively you may contact our proxy solicitors, MacKenzie Partners, Inc. at +1.800.322.2885.

Please vote --- remember not voting is equivalent to a "no" vote.

Yours truly,

/s/John
JOHN M. TRANI